UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LIGHTING SCIENCE GROUP CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ ☐ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 8 Pages

SCHEDULE 13G

CUSIP No. 53224G103	Page 2 of 8 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ANGELO, GORDON & CO., L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		13,174,040
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 13,174,040
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

13,174,040

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

16.99%

12	Type of Reporting Person (See Instructions)
IA; PN

SCHEDULE 13G

CUSIP No. 53224G103	Page 3 of 8 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JOHN M. ANGELO

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 13,174,040
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		13,174,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person

13,174,040

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

16.99%

12	Type of Reporting Person (See Instructions)

IN; HC

SCHEDULE 13G

CUSIP No. 53224G103	Page 4 of 8 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

MICHAEL L. GORDON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 13,174,040
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		13,174,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person

13,174,040

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

16.99%

12	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 53224G103	Page 5 of 8 Pages

This Amendment No. 2 to Schedule 13G relates to shares of common stock, $0.001 par value per share (the “Shares”), of Lighting Sciences Group Corporation (the “Issuer”). This Amendment No. 2 is being filed by the Reporting Persons (as defined herein) to correct the number of Shares reported as beneficially owned by the Reporting Persons as of December 31, 2006, on Amendment No. 1 on Schedule 13G, filed on February 14, 2007, by the Reporting Persons.

Item 1(a)	Name of Issuer:

Lighting Sciences Group Corporation (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

2100 McKinney Avenue, Suite 1555, Dallas, Texas 75201.

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Angelo, Gordon & Co., L.P. ("Angelo, Gordon");
ii)

John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

iii)

Michael L. Gordon, in his capacities as the other managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

This statement related to Shares (as defined herein) held for the account of a private investment fund for which Angelo, Gordon acts as investment adviser.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)	Citizenship:

1)	Angelo, Gordon is a Delaware limited partnership;
2)	Mr. Angelo is a citizen of the United States; and
3)	Mr. Gordon is a citizen of the United States.
Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the "Shares").

CUSIP No. 53224G103	Page 6 of 8 Pages

Item 2(e)	CUSIP Number:

53224G103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

i)	Angelo, Gordon is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
ii)	Mr. Angelo is a control person of Angelo, Gordon.
iii)	Mr. Gordon is a control person of Angelo, Gordon.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 13,174,040 Shares. This number consists of (i) 361,540 Shares held for the account of the Reporting Persons, (ii) 10,000,000 Shares issuable upon conversion of 937,500 shares of 6% Convertible Preferred Stock of the Issuer, $.001 par value (the “Preferred Shares”), and (iii) 2,812,500 Shares issuable upon exercise of a Warrant for the Purchase of Shares of Common Stock, dated May 12, 2005 (the “Warrant”), held for the account of a private investment fund for which Angelo, Gordon acts as investment adviser.

Item 4(b)	Percent of Class:

Assuming the conversion of all of the Preferred Shares and the exercise of the Warrant held for the account of an investment fund for which Angelo, Gordon acts as investment adviser, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 16.99% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Angelo, Gordon
(i)	Sole power to vote or direct the vote	13,174,040
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,174,040
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Angelo
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	13,174,040
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	13,174,040

CUSIP No. 53224G103	Page 7 of 8 Pages

Mr. Gordon
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	13,174,040
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	13,174,040

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The investors in the private investment fund for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the fund in accordance with their respective investment percentages in the private investment fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

Angelo, Gordon is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 53224G103	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2007	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Michael L. Gordon
Name: Michael L. Gordon
Title: Managing Member

Date: June 20, 2007	JOHN M. ANGELO

/s/ John M. Angelo

Date: June 20, 2007	MICHAEL L. GORDON

/s/ Michael L. Gordon